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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q
[_] Form N-SAR [_] Form N-CSR
For Period Ended:  March 27, 2004

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________


                                     PART I
                             REGISTRANT INFORMATION

                         Commission File Number 0-17038


                  Full name of registrant: CONCORD CAMERA CORP.
         _______________________________________________________________

                           Former name if applicable:
        _________________________________________________________________

           Address of principal executive office (street and number):

                4000 Hollywood Boulevard, 6th Floor, North Tower
       __________________________________________________________________

                            City, state and zip code:

                            Hollywood, Florida 33021
      ____________________________________________________________________



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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Concord Camera Corp. (the "Company") seeks relief pursuant to Rule 12b-25 to file a late Form 10-Q. The Form 10-Q for the quarter ended March 27, 2004 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of May 11, 2004.

         The Company's Form 10-Q could not be filed within the prescribed period as a result of recent adverse changes in the marketplace which the Company believes will likely have a significant impact on the Company's results of operations. In particular, recent price declines in the digital camera market have negatively impacted the net realizable value of digital camera inventories and, in response to market conditions, the Company is re-evaluating its estimates for sales returns and allowances and the realizability of its deferred tax assets. Due to the significance of these events, the Company believes it should delay its filing to ensure full and complete disclosure in the quarterly report on Form 10-Q for the period ended March 27, 2004.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Richard M. Finkbeiner                     (954) 331-4257
        ________________________________________________________________________
                 (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No


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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's estimated net sales for the quarter ended March 27, 2004 ("Third Quarter Fiscal 2004") were in the range of $26 million to $28 million, which represents a decrease of $8 million to $10 million as compared to net sales of $36 million for the quarter ended March 29, 2003 ("Third Quarter Fiscal 2003"). The decrease in net sales was primarily due to pricing pressures for digital cameras, lower unit sales for all products and increases in estimated sales returns and allowances.

         The Company's net loss for Third Quarter Fiscal 2004 is expected to be in the range of $19 million to $20 million, as compared to net income of $1 million for Third Quarter Fiscal 2003. The estimated net loss in Third Quarter Fiscal 2004 reflects the impact of significant inventory provisions estimated to be in the range of $6 to $7 million in response to pricing reductions by the Company's competitors and excess inventory levels at its customers. In addition, the estimated net loss includes unfavorable production variances due to lower than expected production volumes and manufacturing inefficiencies. The estimated net loss also includes the impact of establishing a valuation allowance against the Company's deferred tax assets estimated to be in the range of $8 million to $9 million. These charges in Third Quarter Fiscal 2004 were offset by variable stock-based compensation income of approximately $4 million.

                  (a) The ranges and estimates provided herein are subject to change as the Company has not yet finalized its assessment of the impact of recent adverse market changes on its results of operations for Third Quarter Fiscal 2004.






                              CONCORD CAMERA CORP.
        _________________________________________________________________
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 11, 2004                    By:  s/Richard M. Finkbeiner
                                            --------------------------
                                            Richard M. Finkbeiner
                                            Senior Vice President and
                                            Chief Financial Officer